UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2009

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 22 July 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	22 July 2009
Number	14/09

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 30 JUNE 2009

This report covers the Group’s exploration and development activities for the quarter ended 30 June 2009. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 percent and references to project schedules are based on calendar years.

Development

First production was successfully achieved during the quarter at the Gemco Expansion Project in Australia (manganese) and the Atlantis North development in the deep water Gulf of Mexico (oil and gas). Both projects were ahead of schedule and within budget. In addition, the Alumar Refinery Expansion in Brazil (alumina) announced first production on 9 July. These projects will no longer be reported in future Exploration and Development Reports.

During the year ended 30 June 2009 an additional four projects to those noted above achieved first production and four projects were sanctioned. The four commissioned projects, all oil and gas, were Neptune, North West Shelf Train 5, North West Shelf Angel and Shenzi. The sanctioned projects were the Bass Strait Turrum, Angostura Gas Phase II and the North West Shelf Cossack, Wanaea, Lambert, Hermes (CWLH) Life Extension projects (all oil and gas), as well as the Western Australia Iron Ore Rapid Growth Project 5 (iron ore).

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress
Petroleum Projects

Atlantis North (USA) 44% Oil/Gas	185	H2 CY09	Tieback to Atlantis South	First production achieved 5 June 2009, ahead of schedule and within budget.

Pyrenees (Australia) 71.43% Oil/Gas	1,200	H1 CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues. Final 3 of 15 tophole sections drilled and 2 producers and 1 injector well completed. Installation of subsea facilities continues.

Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Platform fabrication continues.

Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	On schedule and budget. West Tuna platform retrofit work continuing.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	On schedule and budget. Commenced jacket and topsides fabrication ahead of schedule.

North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Jacket fabrication continuing ahead of schedule.

Minerals Projects

Alumar – Refinery Expansion (Brazil) 36% Alumina	900	Q2 CY09	2 million tpa of additional alumina	First production announced. See News Release dated 9 July 2009.

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	On schedule and budget. Engineering is 75% complete and construction has commenced. Capital expenditure profile is being managed to reflect changing market conditions.

Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	H1 CY10	26 million tpa of additional iron ore system capacity	On schedule and budget. Engineering is 99% complete and construction is over 90% complete.

Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	On schedule and budget. Engineering is currently 70% complete. Procurement and contracting activities are well advanced. Construction activities are continuing at all sites.

Gemco (Australia) 60% Manganese	110	H1 CY09	1 million tpa of additional manganese concentrate	First ore delivered ahead of schedule and within budget.

Klipspruit (South Africa) 100% Energy Coal	450	H2 CY09	Incremental 1.8 million tpa export thermal coal. Incremental 2.1 million tpa domestic thermal coal	On schedule and budget. Commissioning of the crushing stream and coal processing plant is progressing. Project is 91% complete.

Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. Construction activities are progressing and first stacker reclaimer delivered. Steel erection and coal processing plant equipment installation remains on schedule. Project is 70% complete.

Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	CY10	30 million tpa export coal loading facility	On schedule and budget. Stacker reclaimer components delivered and construction activities are progressing well. Project is greater than 63% complete.

Minerals Exploration

BHP Billiton continues to identify and prioritise various exploration activities. All of the exploration activities are reviewed regularly to ensure that we are capturing value accretive opportunities for future development.

For the year ended 30 June 2009, BHP Billiton spent US$695 million on minerals exploration, of which US$609 million was expensed. This includes US$94 million of exploration spend for potash in Saskatchewan, Canada.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2009.

Well	Location	BHP Billiton Equity	Status
Mad Dog South-1	Green Canyon Gulf of Mexico GC 826	23.9 % BHP Billiton (BHP Billiton operator for this well – BP operator for all other activities)	Hydrocarbons encountered. Completing sidetrack drilling operations.

Brecknock-4	Browse Basin Western Australia WA-32-R	8.33% BHP Billiton (Woodside operator)	Plugged and suspended. Dry hole.

Petroleum exploration expenditure for the year ended 30 June 2009 was US$548 million, of which US$400 million was expensed.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

South Africa Bronwyn Wilkinson, Investor and Media Relations Tel: +44 20 7802 4015 Mobile: +44 7500 785 892 email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia